Back 2014-05-22, 15:40:25, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Clarkson.R **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2477778		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	782000		
Date of transaction	2014-05-20		
Nature of transaction	50 - Grant of options		
Number or value of securities or contracts acquired	306000		
Equivalent number or value of underlying securities acquired	306000		
Number or value of securities or contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price	7.2600	Currency	Canadian Dollar
Conversion or Exercise price	7.2600	Currency	Canadian Dollar
Date of expiry or maturity	2019-05-19		
Closing balance of securities or contracts held	1088000	Insider's calculated balance	
Filing date/time	2014-05-22 15:40:21		

General remarks *(If necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2014-05-22, 16:16:58, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Clarkson.R **Issuer:** TransGlobe Ener **Security:** PSU Cash

Transaction Number	2477804		
Security designation	PSU (Cash)		
Opening balance of securities or contracts held	0		
Opening balance of equivalent number or value of underlying securities	0		
Date of transaction	2003-04-01		
Nature of transaction	00 - Opening Balance-Initial SEDI Report		
Closing balance of securities held	0	Insider's calculated balance	
Filing date/time	2014-05-22 16:08:52		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Clarkson.R **Issuer:** TransGlobe Ener **Security:** PSU Cash

Transaction Number	2477811		
Security designation	PSU (Cash)		
Opening balance of securities or contracts held	0		
Date of transaction	2014-05-20		
Nature of transaction	56 - Grant of rights		
Number or value of securities or contracts acquired	75800		
Equivalent number or value of underlying securities acquired	75800		
Number or value of securities or contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price	7.2600	Currency	Canadian Dollar

Conversion or Exercise price		Currency	
Date of expiry or maturity	2017-05-19		
Closing balance of securities or contracts held	75800	Insider's calculated balance	
Filing date/time	2014-05-22 16:16:54		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities